[Letterhead of Michael Best & Friedrich LLP]
April 19, 2007
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Perry Hindin, Special Counsel

Re:	TomoTherapy Incorporated Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-140600

Dear Mr. Hindin:
On behalf of our client, TomoTherapy Incorporated, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated April 18, 2007, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company appear in bold and follow the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 3 to its Registration Statement on Form S-1 referenced above (“Amendment No. 3) to address the Staff’s comments. References herein to page numbers are to the pages of Amendment No. 3, unless otherwise indicated.
Prospectus Summary, page 1
1.	We note your new Recent Developments disclosure. The summary should represent a balanced description of your business. Please balance the financial disclosure in this section. For example, please provide your net income along with your revenues. Please revise to make similar changes to your disclosure on page 42.

Pursuant to Regulation S-X, the Company is not required to include in the Registration Statement unaudited interim financial statements for the quarter ended March 31, 2007 unless the effective date of the registration statement occurs after May 15, 2007 or unless such interim financial statements become available before the effective date. The Company is still in the process of finalizing its closing, reporting and review processes for the quarter ended March 31, 2007. Therefore, neither unaudited interim financial statements nor reliable net income figures are available and the Company does not expect them to be available prior to the effective date of the Registration Statement.

Nevertheless, as noted by the Staff, the Company has disclosed in the Summary and in MD&A its preliminary estimates of revenues and backlog for the first quarter of 2007. The Company currently expects that its revenues for the quarter ended March 31, 2007 will be approximately $7.5 million to $9.5 million lower than its revenues for the quarter ended December 31, 2006. The Company has disclosed throughout the Registration Statement that its results of operations are subject to fluctuation if a small number of customers defer installation of the Hi Art system (see pages 9, 37 and 42 of Amendment No. 3). In addition, the Company has also noted in the same places that it believes that its backlog provides a better measure at any particular point in time of the long-term performance prospects of its business than its quarterly results of operations. In addition to this general disclosure, however, the Company believes that specific disclosure of currently known revenue and backlog information for the first quarter of 2007 is material to investors and is certainly information that investors should receive prior to making their investment decision rather than after it. The Company also believes that the inclusion of such disclosure is consistent with SEC guidance. For example, in “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350)”, dated December 19, 2003, the SEC states as follows:

“In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed. We also encourage companies to discuss prospective matters and include forward-looking information in circumstances where that information may not be required, but will provide useful material information for investors that promotes understanding.”

Finally, the Company believes that the inclusion of the revenue and backlog data actually balances the disclosure on page 42 and elsewhere regarding its most recent quarterly results. Left solely with this disclosure investors might seek to discern revenue trends regarding the Company’s revenues for the first quarter. Accordingly, the Company believes that the disclosure serves to protect investors’ interests.

The Company has amended the disclosure on pages 4-5 and 43 of Amendment No. 3 in order to emphasize that revenues and backlog information are not a comprehensive statement of the Company’s results of operations.

2.	Please provide us with a copy of the Advisory Board Company data you have included in your prospectus on page 56. Clearly mark the relevant sections that support the data you have included and the page number of your prospectus where such data has been used. Also tell us whether they have consented to your use of their name and data and whether this report was commissioned by you or prepared specifically for your use.

The Company has provided the Staff supplementally with a copy of the Advisory Board Company report referred to page 56 of Amendment No. 2, marked to show the sections that support the data the Company has used. The report was not commissioned by the Company and was not prepared specifically for the Company’s use. The Company has received the consent of the Advisory Board Company for the use of its name and the data in the Registration Statement. The Company notes that the “consent” received from the Advisory Board Company is not a consent of the nature referred to in Section 7(a) of the Securities Act. Consistent with customary practice, the Advisory Board Company is not an “expert” within the meaning of the Securities Act.
Dilution, page 30
3.	The disclosure describing the table on page 31 indicates that the table gives effect to the exercise of vested options and warrants outstanding as of December 31, 2006. However, the additional shares listed in the table’s first column, as compared to the first

United States Securities and Exchange Commission
Division of Corporation Finance
April 19, 2007

column of the table on page 30, appear to only reflect the 1,288,669 shares of common stock issuable pursuant to the Series A Investment Agreement and not the shares listed in the two bullet points on the top of page 31. Please reconcile.

The Company has added additional disclosure to the table on page 31 of Amendment No. 3 to reconcile it with the table on page 30 of Amendment No. 3.
Critical Accounting Policies and Estimates, page 46
4.	We note on pages F-23-24 that you disclose that you utilized the Black Scholes model to value the warrants issued for the purchase of Series A and Series D preferred stock. Please revise to include a discussion of how each input was derived within the model similar to your disclosures for your stock options accounted for under SFAS 123(R).

The Company has revised its disclosure on page 52 of Amendment No. 3 to describe how each input considered in the Black Scholes model was derived.
Compensation Discussion and Analysis, page 80
5.	We note your response to our prior comment 7. You disclose on page 80 that the “compensation committee considered data regarding comparable positions in other medical device companies of similar size for those executives where the required education, training and experience in the medical device industry was relevant.” Please clarify the executive positions to which you are referring.

The Company has added disclosure on page 80 of Amendment No. 3 to clarify the executive officers for whom the compensation committee considered data from other medical device companies.

6.	We note your new disclosure on page 81 regarding your general compensation philosophy. Please describe the “region” the compensation committee used in its analysis.

The Company has clarified that the “region” to which the Company is referring on page 81 of Amendment No. 3 is the upper Midwest region of the United States.

7.	We note your response to our prior comment 8. The Compensation Discussion and Analysis disclosure should explain all material elements of your compensation of the named executive officers and is intended to put into perspective the numbers and narrative that follow it. Please relocate to the Compensation Discussion and Analysis section the relevant disclosure on pages 94 and 96 regarding the variable pay plan and post termination severance.

The Company has relocated the relevant disclosure regarding the Variable Pay Plan and post-termination severance to the Compensation Discussion and Analysis section on pages 82-83 and 84-85 of Amendment No. 3, respectively.
Variable Pay Plan, page 94
8.	Disclosure on page 81 suggests that you already made cash payments to named executive officers under your variable pay plan. Reconcile this with the disclosure on page 94 which suggests that you have only set target payouts for 2007.

The Company has revised the disclosure on page 81 of Amendment No. 3 to make it clear that bonuses paid in 2007 were not made pursuant to the Variable Pay Plan.

9.	Disclose the performance and reliability goals for 2007 for each of the named executive officers. Alternatively, tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), and disclose how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed targets. Please see instruction 4 to Item 402(b) of Regulation S-K.
The Company has expanded the disclosure on pages 82-83 of Amendment No. 3 regarding the Variable Pay Plan and has resubmitted Exhibit 10.30 to the Registration Statement after reinserting items which had previously been redacted. The Company believes that disclosing specific target performance goals for 2007 as set forth in the Variable Pay Plan would harm its competitive position. In particular, the targets for operating income for 2007 are based on internal financial projections of the Company, which may be subject to change. Disclosure of such information would provide competitors with a key indication of what the Company anticipates its growth prospects will be for 2007 and allow them to adjust their efforts accordingly. In addition, disclosure of the reliability percentage targets would provide competitors with standards that they could use to demonstrate that their systems provide superior reliability and up-time than the Hi Art system. This would harm the Company’s ability to compete on even terms with its key competitors who would be privy to information about the Company that the Company does not have with respect to such competitors. The Company does not believe that these terms are material to investors since it has provided significant detail about the plan in the revised disclosure on pages 82-83 of Amendment No. 3, including the maximum incentive payment achievable by each named executive officer. In addition, the Company has revised the disclosure on page 83 of Amendment No. 3 to disclose how likely it will be for the Company to achieve the undisclosed operating income and reliability target levels as required by instruction 4 to Item 402(b).
Principal and Selling Stockholders, page 100
10.	We note your response to our prior comment 11. According to disclosure on page 106, you issued to the Wisconsin Alumni Research Foundation 644,640 shares of your common stock in connection with your February 1999 license transaction. According to disclosure in the table on page 100, WARF is the beneficial owner of 2,019,119 shares of your common stock. Please tell us in your response letter how WARF acquired these additional shares.

Other than the 644,640 shares of stock issued in connection with the February 1999 license transaction, WARF acquired all of its shares of stock in two arms-length financing transactions. In both of those financing transactions WARF was one of a number of parties investing in the Company and it paid the same per-share price as each other investor in those transactions. In the first financing transaction in March 2001, WARF acquired 1,025,711 shares of stock, equaling 10.97% of the total stock issued in that transaction. There were a total of 25 investors in that financing. In the second financing transaction in August 2002, WARF acquired 349,428 shares of stock, equaling 5.84% of the total stock issued in that transaction. There were a total of 24 investors in that financing.

United States Securities and Exchange Commission
Division of Corporation Finance
April 19, 2007

11.	We note you have identified two selling stockholders who are affiliates of broker-dealers at footnotes 27 and 28. Please disclose in the prospectus whether such selling stockholders purchased such shares in the ordinary course of business and whether at the time of such purchases, the selling stockholders had any agreements or understandings, directly or indirectly, with any person to distribute the shares. Alternatively, please specifically state in your prospectus that such affiliates are underwriters. Also, please confirm that there are no other selling stockholders who are broker-dealers or affiliates of broker-dealers.

The Company has revised the disclosure on page 104 of Amendment No. 3 to disclose that these shares were purchased in the ordinary course of business and not for purposes of distribution. The Company confirms that, based on information provided to the Company by each selling shareholder, these two shareholders are the only selling shareholders that are broker-dealers or affiliates of broker-dealers.
Experts, page 127
12.	Please revise to also state that Virchow Krause Valuation, LLC also provided a valuation of the fair value of your preferred stock in connection with the preparation of your audited financial statements for the years then ended December 31, 2004, 2005, and 2006.

The Company has revised the disclosure under “Experts” on page 127 of Amendment No. 3 to reflect that Virchow Krause Valuation, LLC provided a valuation of the fair value of the Company’s preferred stock as of the relevant dates. The Company has deleted reference to December 31, 2004, as no valuation was provided as of that date.
Index to Consolidated Financial Statements, page F-l
Report of Independent Registered Public Accounting Firm. page F-2
13.	We note your independent auditors have issued a “draft” report that includes a dual-date of May _,2007 for the effect of the stock split transaction described in Note J and for the subsequent event described in Note I as to which the date is April 15, 2007. We note similar references within your independent auditors’ consent. It is unclear if your independent auditors are dual-dating their audit opinion as of April 15, 2007 for all of the events that are described in Note I since the majority of the events took place on or before March 21,2007, the original date of their audit opinion. Please revise or advise.

The Company’s independent auditors have updated their “draft” report and consent to clarify the dating of the referenced subsequent events.

14.	It also appears that your independent auditors’ report should reference and be dual-dated for the disclosure related to the same aforementioned stock split that occurred after the balance sheet date described in Note A.

The Company’s independent auditors have updated their “draft” report and consent to clarify the dual-dating related to the stock split and the proforma shareholders equity (deficit) disclosure described in Note A.

15.	Further to the above, prior to going effective the audit report should be signed and unrestricted. This also applies to your independent auditors’ consent.

The Company acknowledges the Staff’s comment and the independent auditors will remove the language included in the audit report and consent that references the completion of the stock split in a subsequent pre-effective amendment to the Registration Statement.
Notes to Consolidated Financial Statements, page F -7
Note F. Stock Options, page F-25
16.	Please refer to prior comments 4, 5, and 19 from our April 13, 2007 letter. Please respond to the following comments to help us gain a better understanding of the methods used to value your preferred and common stock during 2006 and the sufficiency of the related disclosures included in MD&A and your financial statements.

Please see responses to Questions Nos. 17-22 below.

17.	We note from your disclosures on pages 51- 52 that there were two principal reasons for the difference in the fair value of your common stock as of December 31, 2006 of $8.40 per share and the mid-point of your estimated initial public offering price range of $16.00, as shown in Amendment No. 2 to Form S-1 filed April 16, 2007. You disclose that the difference of $7.60 (an increase of 90.5%) is due to the lack of marketability of your common stock and the improved prospects of your initial public offering since the grant date due to a successful public offering of another company in your segment. In addition, we note from your response to prior comment 19 that the December 31, 2006 valuation included “appropriate valuation-related discount factors.” For each of the equity valuations performed during fiscal 2006, please tell us the date of the valuation, the type of discount factor (e.g., marketability), the amount of the discount, the underlying reasons for using the discount factors, and how the discount factors were calculated.

Set forth below is a summary of the discounts that Virchow Krause Valuation, LLC (“Virchow Krause”) used in its valuation at March 31, 2006 and December 31, 2006:

March 31, 2006 Valuation.

Lack of Control Discount. In this valuation, Virchow Krause placed a 10% discount on the value of the Company’s common stock for lack of control under both the discounted cash flow and the merger and acquisition approaches.

The Company is privately held and the common stock valued as of March 31, 2006 represented a minority of the Company’s issued and outstanding common stock. Any holder of the common stock would be required to collaborate with other minority shareholders in order to control the election of directors, determine management compensation, cause the Company to acquire or liquidate assets, cause the Company to make acquisitions, recapitalize the Company, cause the Company to declare or pay dividends, or change the articles of incorporation. All else being equal, equity that enjoys the above rights via a controlling position would receive a higher value than a minority holding that could not exercise these rights.

How Calculated. Virchow Krause reviewed two studies that compiled control premium (and implied lack of control discount) data for private companies between 1996 and 2005 in one case (Mergerstat Review) and 1992 and 2005 in the other (Mergerstat/Shannon Pratt). Virchow Krause’s report then applied the following factors to either increase or decrease the discount:

Factor to Consider	Effect on Discount

Lack of dividends declared or paid	Increases
Restrictions under shareholder agreement	Increases
Two consecutive years of profits — 2004, 2005	Decreases
Likelihood of IPO in 12 months	Decreases
No single controlling shareholder	Decreases
No significant lack of consideration towards minority shareholders	Decreases
Lack of Marketability Discount. In the March 31, 2006 valuation, Virchow Krause also placed a 10% discount on the value of the common stock due to its lack of marketability under each of the discounted cash flow, merger and acquisition and public company approaches.

Marketability relates to the liquidity of an investment. All things being equal, an investment with greater liquidity will command a higher value than an illiquid investment because liquidity allows the owner to more freely move into and out of that investment and take advantage of better alternative investments. At the time of this valuation, investment in the Company was illiquid as there was no readily-available market for the Company’s stock. In addition, there were restrictions on the sale of Company stock under U.S. Securities laws and imposed by the shareholder’s agreement that was required to be signed by all shareholders. The common stock also did not have any exercisable demand registration rights.

How Calculated. Virchow Krause analyzed several restricted stock studies which compared stocks that are readily marketable to stocks of the same companies that have restrictions on their transferability. Virchow Krause also reviewed studies regarding differences in the prices at which stocks trade in closely held companies compared to prices of the same companies following public offerings. Virchow Krause’s report then applied the following factors to increase or decrease the discount.

Factor to consider	Effect on Discount

Lack of dividends declared or paid	Increases
Significant restrictions under Shareholder agreement	Increases
Likelihood of IPO within 12 months	Decreases
Two consecutive years of profits — 2004, 2005	Decreases
Significant rights and preferences of Preferred stock	Increases
Common Stock Discount. Virchow Krause valued the Company’s common stock at a discount to its preferred stock based upon the preferential liquidation, voting and other rights of the holders of preferred stock. In Virchow Krause’s valuation report at March 31, 2006, the common stock had a valuation discount of approximately 22% to the average value of the Company’s preferred stock.

December 31, 2006 Valuation.

Lack of Control and Lack of Marketability Discounts. Virchow Krause did not include any lack of control or lack of marketability discounts in its December 31, 2006 valuation because Virchow Krause’s valuation report determined that there was a 90% probability of a sale or initial public offering of the Company.

Common Stock Discount. In Virchow Krause’s valuation report at December 31, 2006, the common stock had a valuation discount of approximately 3% to the average value of the Company’s preferred stock. This lower common stock discount compared to Virchow Krause’s valuation report at March 31, 2006 is primarily due to the increased probability of an initial public offering.

IPO Completion Date Discount. The investment bankers that had made presentations to the Company each targeted a completion date for a potential initial public offering by June 1, 2007. Therefore, Virchow Krause assumed that the transaction occurred on June 1, 2007, and the allocation of the value and distribution of the proceeds occurred on June 1, 2007. This resulted in a discount factor of approximately 7.5% in the public company scenario for the time value of money assuming that any transaction would not occur on December 31, 2006, but instead was estimated to occur on June 1, 2007.

18.	To the extent practicable, please quantify the impact of each of the factors cited above on the increase between December 31, 2006 and April 16, 2007. Your response should address the extent to which the improved prospects of your initial public offering since December 31, 2006 impacted the valuation of your company.

The elimination of the IPO completion date discount and the common stock discount collectively accounted for approximately 10% of the increase in the valuation of the Company’s common stock between December 31, 2006 and April 16, 2007.

The improved prospects for an initial public offering between December 31, 2006 and April 16, 2007 had a substantial impact on the estimated value of the Company as of April 16, 2007. In particular, the success of the Accuray Incorporated initial public offering in early February changed the multipliers utilized for estimating the value of the Company. The AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, states that “the valuation of an enterprise may be affected by how investors perceive the attractiveness of the industry segment in the equity markets. That perception affect’s the enterprises ability to raise capital. The more attractive the industry segment in the equity markets, the higher the valuation will tend to be.” Accuray Incorporated is similar in size and has a similar business model to the Company. The proposed price range for Accuray Incorporated’s initial public offering was initially $14 to $16 per share representing a total enterprise value of approximately $750 million. Due to high demand from the market, the initial public offering was priced at $18 per share, and the size of the offering was increased by $55.2 million by means of a Rule 462(b) registration statement. Accuray Incorporated’s shares are currently trading at $23 to $24 per share, representing an enterprise value of almost $1.2 billion dollars and a 56% increase in value from the midpoint of the initial price range. The success of Accuray Incorporated is a significant factor in the increase in the Company’s estimated valuation at April 16, 2007.

19.	Please tell us the overall valuation of the company as of December 31, 2005 and 2006, as of each date in 2006 when you performed a valuation and as of April 16, 2006 based on the mid-point of your estimated initial public offering price range of $16.00. Tell us the significant factors, to the extent not already addressed in your prior responses, for any significant changes in the valuation of the company between each of those dates.

Below is the overall valuation of the Company as of the dates set forth below:

Estimated Company
Date	Valuation	Valuation Basis

December 29, 2005	$264 million	Series E financing and Virchow Krause Valuation, LLC valuation report

February 7, 2006	$264 million	Arms-length common stock purchase

March 31, 2006	$280 million	Virchow Krause Valuation, LLC valuation report

May 16, 2006	$280 million	Board determination for option purposes

June 30, 2006	$280 million	Board determination for option purposes

September 30, 2006	$350 million	Management determination for financial reporting purposes

October 23, 2006	$350 million	Arms-length common stock purchase

December 7, 2006	$350 million	Board determination for option purposes

December 31, 2006	$437 million	Virchow Krause Valuation, LLC valuation report

April 16, 2007	$763 million	Underwriter recommendation
In addition to the factors discussed in the responses to Questions 17 and 18, the Company’s valuation was also based upon the Company’s financial performance, primarily its revenue, income from operations and backlog, compared to its projected revenue, income from operations and backlog. Set forth below is a summary of how these factors affected the valuation of the Company on each valuation date.

Significant Changes in Valuation Between December 29, 2005 and March 31, 2006:

The 2006 budget projected revenue of $135.7 million and income from operations of $8.0 million. The financial forecast used in the March 31, 2006 valuation report projected revenue of $140.3 million and income from operations of $7.8 million for the 2006 fiscal year. The latest available backlog at that time was $104 million as of March 31, 2006. Based primarily upon these factors and the other factors discussed in the responses to Questions 17 and 18, the Company’s valuation was determined by Virchow Krause to have increased to $280 million at March 31, 2006 from $264 million at December 29, 2005.

Significant Changes in Valuation Between March 31, 2006 and May 16, 2006:

On May 16, 2006, the Company received the final valuation report from Virchow Krause as of March 31, 2006, and the Company’s board of directors held a meeting in which they discussed the Company’s valuation for the purposes of granting stock options. At that meeting, the Company’s management presented a financial forecast that projected revenue of $135.7 million and income from operations of $7.8 million for the 2006 fiscal year. The latest available backlog was $99 million as of April 30, 2006. Based primarily upon these factors and the other factors discussed in the responses to Questions 17 and 18, the board of directors concluded that there were no major changes in the Company’s financial conditions or prospects since March 31, 2006 to justify a change in valuation.

Significant Changes in Valuation Between May 16, 2006 and June 30, 2006:

On June 30, 2006, the Company’s board of directors determined the Company’s valuation for the purposes of granting stock options. The board of directors again relied on the same forecasts of revenue and income from operations considered at the May 16, 2006 board meeting (the latest available financial forecast). The latest available backlog was $107 million as of May 31, 2006, an 8% increase over the backlog at April 30, 2007. Based primarily upon these factors and the other factors discussed in the responses to Questions 17 and 18, the board of directors concluded that there were no major changes in the Company’s financial condition or prospects since May 16, 2006 that would justify a change in valuation.

Significant Changes in Valuation Between June 30, 2006 and September 30, 2006:

The Company estimated its valuation as of September 30, 2006, for the purposes of preparing its interim financial statements. The Company had revenue of $96.5 million and $37.2 million for the nine and three months ended September 30, 2006, respectively, compared to $53.9 million and $14.1 million respectively, for the comparable periods in 2005. The Company had income from operations of $1.7 million and $1.4 million for the nine and three months ended September 30, 2006, respectively, compared to income from operations of $0.2 million and loss from operations of $(3.5) million, respectively, for the comparable periods in 2005. The latest available backlog was $146 million as of September 30, 2006. These results were consistent with the Company’s 2006 financial forecasts. The Company was also aware that preliminary discussions were occurring, including the proposed price, between each of the Company’s Chairman of the Board and its President with prospective buyers about the possible sale of shares of common stock at an increased valuation. Based on these factors and the other factors described in the responses to Questions 17 and 18, the Company determined that the overall valuation of the Company had increased to approximately $350 million.

Significant Changes in Valuation Between September 30, 2006 and October 23, 2006:

On October 23, 2006, the Company’s Chairman of the Board, T. Rockwell Mackie, sold an aggregate of 140,000 shares of common stock to two unaffiliated investors. On that same date, the Company’s President, Paul J. Reckwerdt, sold 140,000 shares of common stock to an unaffiliated investor. The sale price for these transactions corresponded to an overall value for the Company of approximately $350 million. The Company believes that these two transactions in the Company’s common stock were arm’s-length cash transactions between unrelated parties and were not the result of a forced or liquidation sale. The Company also believes that the purchasers of the stock are financially sophisticated investors. In the hierarchy of valuation alternatives, management believes arm’s length cash transactions of this nature are the most reliable and relevant determination of fair value. In addition to supporting the valuation as of October 23, 2006, the Company believes that this transaction supports the valuation three weeks earlier on September 30, 2006 at the same price level.

Significant Changes in Valuation Between October 23, 2006 and December 7, 2006:

The Company’s board of directors held a meeting on November 14, 2006 to consider, among other things, the granting of options. The Company’s board of directors authorized an option grant at an exercise price equal to the fair market value of the Company’s common stock, subject to approval by the shareholders to increase the number of authorized shares in the stock option plan. Immediately after such shareholder approval was obtained on December 7, 2006, the Company’s board of directors and management discussed the Company’s valuation. During those discussions, the Company’s board of directors reviewed the most recently available financial forecast projecting revenue of $149.7 million and income from operations of $8.0 million for the 2006 fiscal year. The last available backlog was $132 million as of November 30, 2006, representing a 10% decrease from September 30, 2006. Based primarily upon these factors and the other factors described in the responses to Questions 17 and 18, the Company concluded that there were no changes in the Company’s financial condition or prospects since October 23, 2006 that would justify a change in valuation.

Significant Changes in Valuation Between December 7, 2006 and December 31, 2006:

As disclosed in the Company’s response letter dated April 16, 2007 to the Staff’s comments there were several significant factors that resulted in an increase in valuation between December 7, 2006 and December 31, 2006, including:
•	Backlog grew at a rate faster than anticipated, from $132 million to $164 million as of December 31, 2006, an increase of over 24% from the backlog as of November 30, 2006.

•	Actual revenue for the 2006 fiscal year was $156.1 million, an increase of over 4% from the latest forecast considered by the Company’s board of directors.

•	Actual income from operations for the 2006 fiscal year was $8.9 million, an increase of over 11% from the latest forecast considered by the Company’s board of directors.
Definitive information as to this significant increase in backlog, revenue and income from operations was available to the Company only at the end of December 2006. Because the data was not available on December 7, 2006, the Company could not have considered these factors in connection with its December 7, 2006 valuation determination, which was based on information available to the Company at that time.

Significant Changes in Valuation Between December 31, 2006 and April 16, 2007:

Please see the responses to Questions 17, 18 and 22 for a discussion of the primary factors affecting the Company’s increase in valuation between December 31, 2006 and April 16, 2007.

20.	Further, please tell us the extent to which these valuations were affected by your quarterly results of operations. Specifically address how the increase in revenues from $27.5 million in the first quarter of 2006 to $31.9 million in the second quarter of 2006 affected your valuations. We note that your backlog also increased from $104 million to $139 million, to 34%, during this period. Given these factors, discuss why the fair value of the common stock only increased from $4.99 to $5.35, or 7.2%. Please also compare with the 12% increase in back log between the third and fourth quarters and the increase in the fair value of your common stock from $6.75 to $8.40, or 24%, during that period.

For the six months ended June 30, 2006, the Company had income from operations that was 17% less than budgeted income from operations. In addition, the Company had an operating loss of $(0.4) million for the three months ended June 30, 2006, compared with operating income for the three months ended June 30, 2005 and March 31, 2006 of $0.7 million and $5.3 million, respectively. As a result of these and other factors discussed in the responses to Questions 17-19, the Company believed that only a modest increase in the fair value of its common stock was appropriate.

As discussed in the responses to Question 19 and in the Response to Question 19 in our letter of April 16, 2007, during the last three weeks of the fiscal year 2006, the Company received significantly more acceptances and new orders than forecasted, resulting in the Company exceeding its forecasts for revenue and backlog, respectively. In addition, the Company’s costs during the fourth quarter were lower than expected, resulting in fourth quarter operating income of $7.2 million, compared with an operating loss of $(0.1) million for the three months ended December 31, 2005 and operating income of $1.5 million for the nine months ended September 30, 2006.

21.	It appears from your September 30, 2006 interim financial statements that you performed a valuation of your company and the preferred stock as of that date. In your response, please discuss that valuation and compare it to the valuation of the company from October 23, 2006 through December 7, 2006. Tell us the reasons for any significant changes.

	9 months ended		3 months ended
	September 30,		September 30,
	(in millions)		(in millions)
	2006	2005	2006	2005
Revenue	$96.5	$53.9	$37.2	$14.1
Operating Profits	$1.7	$0.2	$1.4	$(3.5)
The Company estimated its valuation as of September 30, 2006, for the purposes of preparing its interim financial statements. The factors the Company relied on as of September 30, 2006 for determining the valuation were as follows:
•	increased revenue year over year;

•	increased operating profits year over year; and

•	latest available backlog was $146 million, consistent with the Company’s financial forecasts.
In addition, Company’s management was also aware that preliminary discussions were occurring, including the proposed price, for independent stock sales between the Company’s Chairman of the Board and its President (the “Selling Executives”) to prospective unaffiliated buyers. Based on the totality of the factors, including the prospective stock sale by the Selling Executives, the Company estimated that the overall valuation of the Company had increased to approximately $350 million.

22.	Also, we note from your recent developments that revenues for the first quarter of 2007 compared to the fourth quarter of 2006 have declined. We also note that backlog decreased from $164 million to $162 million. Please tell us whether these results had any significant impact on the valuation of your company.

The Company estimates that its revenue for the three months ended March 31, 2007 will be between approximately $50 million and $52 million. The midpoint of this range, $51 million, would represent an increase of over 85% compared to $27.5 million for the three months ended March 31, 2006. In addition, the Company estimates that its backlog will be approximately $162 million as of March 31, 2007, which would be an increase of over 56% compared to backlog of $104 million as of March 31, 2006. The Company does not believe that a comparison of revenue from the three months ended March 31, 2007 to the three months ended December 31, 2006 provides a meaningful basis alone for determining its valuation since the prior quarter was impacted by a number of acceptances late in the quarter which increased revenues. In addition, notwithstanding the significant revenues recognized in the fourth quarter of 2006 and the first quarter of 2007, the Company’s backlog has remained substantially the same indicating continuing new orders. Based on this information, together with the other factors described in the responses to Questions 17-21, the Company believes that its valuation was positively impacted by its first quarter results of operations. Nonetheless, the impact of the results of operations should not be taken in isolation from the other factors discussed above, particularly the information set forth in the response to Questions 18 and 19.

United States Securities and Exchange Commission
Division of Corporation Finance
April 19, 2007

Exhibit 23.2
23.	Please refer to prior comments 15 and 46 from our March 8, 2007 letter and prior comment 13 from our April 13, 2007 letter. We note that you make reference to Virchow Krause Valuation LLC on pages F-21, F-24 and F-26, which is within the audited financial statements, in connection with the valuation of certain of your equity instruments. Please obtain and include a revised consent that appropriately references all of the sections where you name Virchow Krause Valuation LLC in connection with the valuation of these instruments. The Company has included a revised consent of Virchow Krause Valuation, LLC that references all sections of the Registration Statement in which the Company names Virchow Krause Valuation, LLC in connection with the valuation of the Company’s equity instruments.

The Company has included a revised consent of Virchow Krause Valuation, LLC that references all sections of the Registration Statement in which the Company names Virchow Krause Valuation, LLC in connection with the valuation of the Company’s equity instruments.

United States Securities and Exchange Commission
Division of Corporation Finance
April 19, 2007

Exhibits
24.	We note you have omitted certain data from Exhibit 10.30. Please include all information in that exhibit or seek confidential treatment under Rule 406 of Regulation C.

The Company has elected to seek confidential treatment under Rule 406 of Regulation C with respect to the omitted data from Exhibit 10.30.

25.	We note your reference on page 60 and 66 regarding your research collaboration agreement. Please file this agreement as an exhibit or tell us why you have not filed it.

The Company did not file the agreement referenced on pages 60 and 66 of Amendment No. 2 because the agreement was a research collaboration entered into in the ordinary course of the Company’s business and is not a contract upon which the Company is substantially dependent. Accordingly, it does not meet the definition of a “material agreement” under Item 601 of Regulation S-K. In response to the Staff’s comment and in light of the foregoing conclusion regarding materiality, the Company has amended the disclosure on both of pages 60 and 66 of Amendment No. 3 to reflect that this collaboration is one of numerous collaborations in which the Company is involved as a part of its overall research and development strategy.

26.	Please file complete exhibits. We note the blanks on page 1 of Exhibit 3.2. Exhibit 3.2 has been re-filed with Amendment No. 3 with all information completed.
Any comments or questions regarding the foregoing should be directed to the undersigned at (414) 225-2752 or Marcia Y. Lucas at (414) 270-2739. Thank you in advance for your cooperation in connection with this matter.
Sincerely,
Michael Best & Friedrich LLP
Geoffrey R. Morgan